

November 21, 2012

<u>Via E-mail</u>
Mr. Robert J. Zatta
Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

     RE: Rockwood Holdings, Inc.
             Form 10-K for the Year Ended December 31, 2011
             Filed February 23, 2012
             Form 8-K
             Filed September 18, 2012
             File No. 1-32609

Dear Mr. Zatta:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results…., page 36

Results of Operations, page 41

Provision for Income Taxes, page 46

2.   Expand your discussion of income taxes to better discuss your effective tax rate for each period and with reference to your reconciliation of the U.S. statutory income tax rate to the effective tax rate in Note 11 to your financial statements, address the underlying material reasons for the change in your effective tax rate from period to period.

Liquidity and Capital Resources, page 51

Cash Flows, page 51

3.   You indicate that net cash provided by operating activities was $449.0 million for 2011 compared with $482.4 million for 2010. You indicate that the decrease in net cash provided by operating activities in 2011 was primarily due to working capital changes, partially offset by higher net income. Please expand your disclosure to discuss the underlying reasons for changes in working capital components, with specific discussions for account receivable, inventories and accrued expenses and other liabilities, as applicable. Given the impact of the changes in your accounts receivables and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

4.   You indicate that management uses Adjusted EBITDA as a liquidity measure. On page 54, you have provided a reconciliation of net cash provided by operating activities from continuing operations to Adjusted EBITDA. We note that you have included restructuring and other severance costs, system/organization establishment expenses and acquisition and disposal costs in your reconciliation. Please tell us what consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it was appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from your non-GAAP liquidity measure. Please also address the appropriateness of your non-GAAP liquidity measures used in your earnings releases and presentation materials filed in your various Forms 8-K throughout fiscal 2012.

<u>Critical Accounting Policies and Estimates, page 56</u>

<u>Impairment, page 56</u>

<u>Goodwill, page 56</u>

5.   We note your disclosures regarding your policy for goodwill impairment. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:

- Identify the reporting unit(s) to which goodwill applies.
- Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes. For example, you indicate that you have identified three reporting units within your reportable segments that qualified for a review. In your Form 10-K for the year ended December 31, 2010, you identified seven reporting units within your reportable segments. Please advise;

In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results; please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Long-lived Tangibles and Other Intangible Assets, page 57

6.   We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:
   - How you group long-lived assets for impairment and your basis for that determination;
   - How you determine when long-lived assets should be tested for impairment;
   - How frequently you evaluate for the types of events and circumstances that may indicate impairment; and
   - Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

   If any material long-lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and their carrying value is not substantially in excess of fair value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Financial Statements

1. Basis Of Presentation and Significant Accounting Policies, page 69

Impairment Accounting, page 71

7.   You indicate that if the initial review does not result in clear evidence that no impairment indicators exist, a review based on expected future cash flows is performed; this is the discounted cash flow approach. Expand your disclosures herein or within your critical accounting policies to explain and/or quantify how you define clear evidence and indicate (i) whether the results of your initial review resulted in the need to perform a review based on expected future cash flows for any of your reporting units and (ii) the results of your expected cash flow analysis.

8.   On page 72, you disclose that in the fourth quarter of 2010 and 2011, you performed a recoverability test of certain intangible assets in your Viance timber treatment chemical venture and concluded that there was no impairment of those assets. Please expand your disclosures to indicate why you performed a recoverability test of these assets and disclose the amount of the intangible asset related to the Viance timber treatment chemicals so that readers have a sense of the amount of assets at risk. To the extent an impairment of these assets may be material, please expand your critical accounting policy disclosures to provide the key estimates and judgments used to assess the recoverability of these assets.

2. Discontinued Operations, page 74

9.   On page 75, you indicate that the valuation allowance related to net operating losses was reversed in the fourth quarter of 2010 as a benefit to income taxes in continuing operations. Please tell us how you determined that it was appropriate reverse the valuation allowance as a benefit to income taxes in continuing operations. Please also tell what consideration you gave to your intra-period tax allocation in determining the reversal of your valuation allowance in 2010. Refer to ASC 740-20-45.

13. Stock-Based Compensation, page 91

10.   On page 92, you indicate that you did not recognize any compensation costs for the awards issued in December 2011 because the performance targets that will form the basis for vesting of these restricted stock units were not available as of December 31, 2011. Please revise your disclosures to indicate whether you recognized compensation expense for the 2010 awards. You disclosures should be similar to your disclosures regarding your 2011 awards.

Form 8-K filed on September 18, 2012

Exhibit 99.1

Note 21. Guarantor Financial Statements, page 89

11.   You disclose that you and certain of your wholly-owned domestic subsidiaries ("Guarantor Subsidiaries") will jointly, fully, severally and unconditionally guarantee each debt securities. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

12.   Please provide us with a sufficiently detailed organizational chart. With reference to your organizational chart as well as the specific guidance and instructions set forth in Rule 3-10 of Regulation S-X, please address the following as it relates to your consolidating financial information:
   • the appropriateness of presenting the Non-Guarantor RSCI and RSII columns; and
   • for each column presented, identify the entities reflected in your statement of operations line item, "Equity in undistributed earnings of subsidiaries" as well as your balance sheet line item, "Investment in subsidiary."
   Please also address this comment as it relates to your condensed consolidating financial information provided in Note 15 to your interim financial statements presented in your Form 10-Q for the period ended September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief